UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 3, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – Frogtown Village, LLC

On July 3, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,950,000 (the “Haven Frogtown Senior Loan”). The borrower, Frogtown Village, LLC, a California limited liability company (“Haven Frogtown”), used the loan proceeds to recapitalize 38,797 square feet of entitled land located at 3022-3034 North Coolidge Avenue and 2927-2935 North Denby Avenue, Los Angeles, CA (the “Haven Frogtown Property”). The borrower previously entitled the land to build 30 homes under the Los Angeles Small Lot Ordinance and now plans to complete environmental remediation, file the construction documents with the city for building permits, and, likely, sell the land to a developer once the permits are Ready-To-Issue. The Haven Frogtown Senior Loan is secured by the Haven Frogtown Property.

Haven Frogtown is managed by the principals of Haven Realty Capital, LLC (“Haven”), a real estate company, established in 2010, that is based in Los Angeles, California. Haven specializes in the acquisition, renovation, leasing, and management of rental housing units; the firm currently owns and operates 2,000 single family rental units in California, Nevada and Illinois and previously managed an additional 6,000 units in Arizona, Texas, and Georgia. Haven is led by Sudha Reddy and Eric Gutshall. Other than with regard to the Haven Frogtown Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Haven.

The Haven Frogtown Senior Loan was funded with proceeds from our Offering, with a funding amount of $2,950,000. The Haven Frogtown Senior Loan is being serviced by Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor. The Haven Frogtown Senior Loan bears an interest rate of 9.00% per annum paid current through the maturity date, July 3, 2018 (the “Haven Frogtown Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Haven Frogtown Senior Loan amount, paid via loan proceeds.

Haven Frogtown has the ability to extend the maturity date for one period of six months. Haven Frogtown is required to pay to us a fee consisting of 1.0% of the outstanding principal amount of the Haven Frogtown Senior Loan to exercise such extension. During the extension period, the interest rate of the Haven Frogtown Senior Loan will increase to 10.00% per annum. The Haven Frogtown Senior Loan may be prepaid in whole or in part without penalty during the term.

The Haven Frogtown Senior Loan’s loan-to-cost ratio, or the LTC ratio, is approximately 69%. The LTC ratio is the amount of the Haven Frogtown Senior Loan divided by the total of the purchase price of the land and costs to be incurred in order to obtain the building permits. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Haven Frogtown Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 44%. The LTV ratio is the amount of the Haven Frogtown Senior Loan divided by the June 2017 third-party appraised value of the Haven Frogtown Property. There can be no assurance that such value is correct.

The Haven Frogtown Property is located in the Frogtown, also known as Elysian Valley, submarket of Los Angeles, CA. This neighborhood is a narrow strip of land located between the Golden State (5) Freeway/Elysian Park Hills to the west, the Los Angeles River to the east, and is approximately 2.5 miles north of Downtown Los Angeles.

As the Haven Frogtown Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    July 10, 2017